                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          Capstead Mortgage Corporation
                      --------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      --------------------------------------
                         (Title of Class of Securities)

                                  14067 E 10 0
                              --------------------
                                 (CUSIP Number)


Bracebridge Capital                        With a copy to:
Ms. Nancy G. Zimmerman                     Scott M. Zimmerman, Esq.
Fixed Income Associates, Inc.              Swidler Berlin Shereff Friedman, LLP
1000 Massachusetts Avenue                  405 Lexington Avenue
Cambridge, Massachusetts  02138            New York, New York 10174
(617) 349-2000                             (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 27, 1999
                   --------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                SCHEDULE 13D

------------------------------------------------------------------------------------------------------------
CUSIP No.  14067 E 10 0                                             Page   2    of    11  Pages
           ------------                                                  -----       ----
------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                Fixed Income Associates, Inc.
------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)  [X]
                                                                                                  (b)  [ ]
------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                                                   [ ]

------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------------------------------------------------------------------------------------------------------------
     NUMBER OF       7       SOLE VOTING POWER
      SHARES
    BENEFICIALLY   -----------------------------------------------------------------------------------------
     OWNED BY        8       SHARED VOTING POWER
       EACH                       4,052,049
     REPORTING     -----------------------------------------------------------------------------------------
      PERSON         9       SOLE DISPOSITIVE POWER
        WITH
                   -----------------------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                                  4,052,049
------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  4,052,049
------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.1%
------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                           CO
------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                SCHEDULE 13D

------------------------------------------------------------------------------------------------------------
CUSIP No.  14067 E 10 0                                             Page   3    of    11  Pages
           ------------                                                  -----       ----
------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                Bracebridge Capital, L.P.
------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)  [X]
                                                                                                  (b)  [ ]
------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                                                   [ ]

------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------------------------------------------------------------------------------------------------------------
     NUMBER OF       7       SOLE VOTING POWER
      SHARES
    BENEFICIALLY   -----------------------------------------------------------------------------------------
     OWNED BY        8       SHARED VOTING POWER
       EACH                       4,052,049
     REPORTING     -----------------------------------------------------------------------------------------
      PERSON         9       SOLE DISPOSITIVE POWER
        WITH
                   -----------------------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                                  4,052,049
------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  4,052,049
------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.1%
------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                           PN
------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                SCHEDULE 13D

------------------------------------------------------------------------------------------------------------
CUSIP No.  14067 E 10 0                                             Page   4    of    11  Pages
           ------------                                                  -----       ----
------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                Bracebridge Capital LLC
------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)  [X]
                                                                                                  (b)  [ ]
------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                                                   [ ]

------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Massachusetts
------------------------------------------------------------------------------------------------------------
     NUMBER OF       7       SOLE VOTING POWER
      SHARES
    BENEFICIALLY   -----------------------------------------------------------------------------------------
     OWNED BY        8       SHARED VOTING POWER
       EACH                       1,722,850
     REPORTING     -----------------------------------------------------------------------------------------
      PERSON         9       SOLE DISPOSITIVE POWER
        WITH
                   -----------------------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                                  1,722,850
------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  1,722,850
------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.0%
------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                           00
------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                SCHEDULE 13D

------------------------------------------------------------------------------------------------------------
CUSIP No.  14067 E 10 0                                             Page   5    of    11  Pages
           ------------                                                  -----       ----
------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                Nancy G. Zimmerman
------------------------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a)  [X]
                                                                                                  (b)  [ ]
------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                                                   [ ]

------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
------------------------------------------------------------------------------------------------------------
     NUMBER OF       7       SOLE VOTING POWER
      SHARES
    BENEFICIALLY   -----------------------------------------------------------------------------------------
     OWNED BY        8       SHARED VOTING POWER
       EACH                       4,052,049
     REPORTING     -----------------------------------------------------------------------------------------
      PERSON         9       SOLE DISPOSITIVE POWER
        WITH
                   -----------------------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                                  4,052,049
------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  4,052,049
------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.1%
------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                           IN
------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

               This Amendment No. 1 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of December 10, 1999 (the "Schedule 13D"), filed by Fixed Income Associates, Inc., a Delaware corporation ("FIA"), Bracebridge Capital, L.P. ("BCLP"), a Delaware limited partnership of which FIA is the general partner, Bracebridge Capital LLC ("BCLLC"), a Massachusetts limited liability company of which FIA is the managing member, and Nancy G. Zimmerman, the sole shareholder of FIA ("Zimmerman" and together with FIA, BCLP and BCLLC, the "Reporting Persons") relating to the common stock (the "Common Stock") of Capstead Mortgage Corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The business address of each FIA, BCLP, BCLLC and Zimmerman is 1000 Massachusetts Avenue, Cambridge, MA 02138. The address of the Issuer is 8401 North Central Expressway, Suite 800, Dallas, Texas 75225.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

               Item 3 is hereby amended to add the following:

               Since December 17, 1999, FIFI II L.P. ("FIFI"), a Delaware limited partnership of which BCLP is the general partner, purchased an aggregate of 268,300 shares of Common Stock at an aggregate cost of $1,153,067 using its own funds. In addition, FIFI purchased an aggregate of 22,900 shares of Cumulative Convertible Preferred Stock, Series B of the Company (the "Series B Shares") at an aggregate cost of $218,924 using its own funds. The Series B Shares are convertible into 17,260 shares of Common Stock. FFI Fund Ltd. ("FFI"), a Cayman Islands company whose sole directors are BCLP and BCLLC, purchased an aggregate of 366,600 shares of Common Stock at an aggregate cost of $1,573,816 using its own funds. See Item 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

               Item 5 is hereby amended and restated in its entirety as follows:

               (a) and (b)

               BCLP, as the general partner of FIFI, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 2,329,199 shares of Common Stock deemed to be owned by FIFI. Accordingly, BCLP may be deemed to be the beneficial owner of 2,329,199 shares of Common Stock, or 4.1% of the outstanding shares of Common Stock.

               BCLP and BCLLC, as the sole directors of FFI, have the power to vote and direct the voting of and power to dispose and direct the disposition of the 1,722,850 shares of Common Stock deemed to be owned by FFI. Accordingly, BCLP and BCLLC may together be deemed to be the beneficial owner of 1,722,850 shares of Common Stock, or 3.0% of the outstanding shares of Common Stock.

               As the General Partner of BCLP, FIA has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 2,329,199 shares of Common Stock deemed to be owned by FIFI. As the General Partner of BCLP and the managing member of BCLLC, FIA has the power to vote and to direct the disposition of the 1,722,850 shares of Common Stock deemed to be beneficially owned by FFI.

               As the sole shareholder of FIA, Zimmerman may be deemed to have the power to vote and to direct the voting of and power to dispose and direct the disposition of the 2,329,199 shares of Common Stock deemed to be beneficially owned by FIFI and the 1,722,850 shares of Common Stock owned by FFI. Accordingly, Zimmerman may be deemed to be the beneficial owner of 4,052,049 shares of Common Stock, or 7.1% of the outstanding shares of Common Stock.

               The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage ownership of the Reporting Persons is based on 57,292,154 outstanding shares of Common Stock, such amount representing the sum of (i) 56,854,405 outstanding shares of Common Stock as of December 7, 1999, as reported in the Company's Schedule 13E-4 Issuer Tender Offer Statement filed with the Commission on December 10, 1999 and (ii) 437,749 shares of Common Stock issuable upon conversion of the Series B Shares deemed to be beneficially owned by such Reporting Persons.

               (c) The transactions in the Common Stock by the Reporting Persons during the past 60 days are set forth on Annex A hereto.

               (d)     Not Applicable.

               (e)     Not Applicable.

SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 1999



                                       FIXED INCOME ASSOCIATES, INC.


                                       By:  /s/ Nancy G. Zimmerman
                                            ------------------------------
                                            Name:  Nancy G. Zimmerman
                                            Title: President

SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 29, 1999



                                       BRACEBRIDGE CAPITAL, L.P.

                                       By: FIXED INCOME ASSOCIATES, INC.,
                                               its General Partner


                                       By: /s/    Nancy G. Zimmerman
                                           ----------------------------------
                                           Name:  Nancy G. Zimmerman
                                           Title: President

SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 29, 1999


                                       BRACEBRIDGE CAPITAL LLC

                                       By: FIXED INCOME ASSOCIATES, INC.,
                                               its Managing Member


                                       By:  /s/ Nancy G. Zimmerman
                                            --------------------------------
                                            Name: Nancy G. Zimmerman
                                            Title: President

SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 29, 1999


                                       /s/ Nancy G. Zimmerman
                                       ------------------------------------
                                       NANCY G. ZIMMERMAN

                                     ANNEX A


       Transactions in Shares of Common Stock and Series B Preferred Stock
                            within the Last 60 Days1


                         Aggregate    Aggregate
           Price Per      Common      Preferred
Date         Share     Share Amount  Share Amount   FIFI II L.P.   FFI Fund Ltd.
----         -----     ------------  ------------   ------------   -------------
11/15/99      3.94        31,300                      15,000          16,300
11/16/99      3.94        28,600                      14,000          14,600
11/17/99      3.86        30,100                      15,000          15,100
11/18/99      3.81        10,000                                      10,000
12/6/99       9.69                         800           602
12/6/99       3.75        12,200                      12,200
12/7/99       9.61                      30,200        22,761
12/7/99       3.75        25,000                      25,000
12/8/99       9.25                      10,000         7,537
12/8/99       3.75        25,000                      25,000
12/9/99       3.75        25,000                      25,000
12/10/99      9.25                       2,200         1,658
12/10/99      3.98        75,000                      50,000          25,000
12/13/99      4.26       161,500                      80,750          80,750
12/14/99      4.25        62,400                      32,400          30,000
12/15/99      4.29       253,900                     100,000         153,900
12/16/99      4.25        27,800                      13,800          14,000
12/17/99      4.31       323,200                     123,200         200,000
12/20/99      4.31        30,000                      15,000          15,000
12/20/99      9.56                       7,900         5,954
12/21/99      4.31        35,000                      15,000          20,000
12/22/99      4.31       120,700                      60,000          60,700
12/23/99      4.25        42,600                      21,000          21,600
12/27/99      4.25        68,200                      34,100          34,100
12/29/99      4.12        15,200                                      15,200
12/29/99      9.56                      15,000        11,306







----------
1 All transactions in shares of Common Stock, as well as Series B Preferred Stock, that were effected during the past sixty days have been open market purchases.